SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 1)*

                                  TECHSYS, INC.
                       f/k/a CONTINENTAL CHOICE CARE, INC.
                       -----------------------------------
                                (Name of Issuer)

                           Common Stock, No Par Value
                           --------------------------
                         (Title of Class of Securities)

                                     87873J
                                     ------
                                 (CUSIP Number)

                            Steven H. Scheinman, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                    ---------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 5, 2000
                      -----------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [__] .

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 11 Pages
                              Exhibit Index: Page 9

CUSIP No. 87873J                                              Page 2 of 11 Pages
                                  SCHEDULE 13D

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  LAZAR & COMPANY I.G., LLC

2        Check the Appropriate Box If a Member of a Group*
                                                     a. [_]
                                                     b. [X]

3        SEC Use Only

4        Source of Funds*

                  OO

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  New York

                            7             Sole Voting Power
                                                 200,000/1/
Number of
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                       0
    Each
Reporting                   9             Sole Dispositive Power
    Person                                       200,000/1/
    With
                            10            Shared Dispositive Power
                                                 0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            200,000/1/

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                      [_]

13       Percent of Class Represented By Amount in Row (11)

                                    5.1%1

14       Type of Reporting Person*

                  OO

-----------
1 Excludes certain shares; see Item 5.

CUSIP No. 87873J                                              Page 3 of 11 Pages
                                  SCHEDULE 13D

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  LAZAR & COMPANY I.G., INC.

2        Check the Appropriate Box If a Member of a Group*
                                                     a. [_]
                                                     b. [X]

3        SEC Use Only

4        Source of Funds*

                  AF

6 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                            7             Sole Voting Power
                                                 200,000/2/
Number of
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                       0
    Each
Reporting                   9             Sole Dispositive Power
    Person                                       200,000/2/
    With
                            10            Shared Dispositive Power
                                                 0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            200,000/2/

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                      [_]

13       Percent of Class Represented By Amount in Row (11)

                                    5.1%2

14       Type of Reporting Person*

                  CO

----------
2 Excludes certain shares; see Item 5.

CUSIP No. 87873J                                              Page 4 of 11 Pages
                                  SCHEDULE 13D

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  SHLOMO LAZAR

2        Check the Appropriate Box If a Member of a Group*
                                                     a. [_]
                                                     b. [X]

3        SEC Use Only

4        Source of Funds*

                  AF

7 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6        Citizenship or Place of Organization

                  Canada

                            7             Sole Voting Power
                                                 200,000/3/
Number of
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                       0
    Each
Reporting                   9             Sole Dispositive Power
    Person                                       200,000/3/
    With
                            10            Shared Dispositive Power
                                                 0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            200,000/3/

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                      [_]

13       Percent of Class Represented By Amount in Row (11)

                                    5.1%/3/

14       Type of Reporting Person*

                  IN

--------
3 Excludes certain shares; see Item 5.

                                                              Page 5 of 11 Pages

          This Amendment No. 1 to Schedule 13D relates to shares of Common Stock, no par value per share (the "Shares"), of TechSys, Inc., f/k/a Continental Choice Care, Inc. (the "Issuer"). This Amendment No. 1 supplementally amends the initial statement on Schedule 13D, dated August 31, 2000 (the "Initial Statement"), filed by the Reporting Persons. This Amendment No. 1 is being filed by the Reporting Persons to report that the Issuer and Lazar LLC have entered into an agreement pursuant to which the Issuer may obtain the right to purchase from Lazar LLC certain of its warrants exercisable into Shares. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 2.   Identity and Background.

          This Statement is being filed on behalf of Lazar & Company I.G. LLC ("Lazar LLC"), the Managing Member of Lazar LLC, Lazar & Company I.G., Inc. ("Lazar Inc.") and the Chief Executive Officer and owner of Lazar Inc., Shlomo Lazar (Lazar LLC, Lazar Inc. and Shlomo Lazar together, the "Reporting Persons").

                              The Reporting Persons

          Lazar LLC is a limited liability company organized under the laws of the State of New York. The principal business of Lazar LLC is merchant banking. The address of the principal business offices of Lazar LLC is 505 Park Avenue, 2nd Floor, New York, New York 10022. Current information concerning the members and officers of Lazar LLC is set forth in Annex A hereto.

          Lazar Inc. is a Delaware corporation with its principal address at 505 Park Avenue, 2nd Floor, New York, New York 10022. The principal business of Lazar Inc. is investment consulting. Lazar Inc. is the Managing Member of Lazar LLC. As such, Lazar Inc. is vested with investment discretion over the Shares held for the accounts of Lazar LLC. As a result, Lazar Inc. may be deemed the beneficial owner of the Shares held for the accounts of Lazar LLC. Current information concerning the officers and directors of Lazar Inc. is set forth in Annex A hereto.

          Mr. Lazar is a citizen of Canada. The principal occupation of Mr. Lazar is serving as Chief Executive Officer and owner of Lazar Inc., which is carried out at Lazar Inc.'s principal address. Mr. Lazar, as the Chief Executive Officer and owner of Lazar Inc., is vested with investment discretion over the Shares held for the accounts of Lazar Inc. and Lazar LLC. As a result, Mr. Lazar may be deemed the beneficial owner of the Shares held for the account of Lazar LLC.

          During the past five years, none of the Reporting Persons, to the best of the Reporting Persons' knowledge has been (a) convicted in a criminal proceeding or (b) a party to any civil proceeding as a result of which it or he has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 5.   Interest in Securities of the Issuer.

          (a) Each of the Reporting Persons may be deemed the beneficial owner of 200,000 Shares (approximately 5.1% of the total number of outstanding Shares). This number consists of 200,000 Shares held for the account of Lazar LLC. This number excludes warrants exercisable into Shares, of which 850,000 Shares are currently exercisable.

                                                              Page 6 of 11 Pages

          (b) Each of the Reporting Persons may be deemed to have the sole power to direct the voting and disposition of the 200,000 Shares.

          (c) Except for the transactions described in Item 6 hereto, there have been no transactions effected with respect securities of the Issuer since December 15, 2000 (60 days prior to the date hereof) by the Reporting Persons.

          (d) The members of Lazar LLC have the right to participate in the receipt of dividends from, or proceeds from the sale of the securities held for the account of Lazar LLC.

          (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Lazar LLC entered into an agreement with the Issuer, dated as of December 5, 2000 (the "Purchase Right Agreement"), pursuant to which the Issuer will obtain the right to purchase up to an aggregate of 5,950,000 of Lazar LLC's warrants granted pursuant to the Warrant ("Warrants") if the Issuer fails to procure $5,000,000 of financing ("Financing") within 180 days from the date of the Purchase Right Agreement.

          Under the Purchase Right Agreement, for each 45 day period that the Issuer is unable to obtain Financing, up to the 135th day following the date of the Purchase Right Agreement, the Issuer obtains the right to purchase, at any time after the right accrues, 1,500,000 Warrants, at a purchase price of $51,470.58 per 1,500,000 Warrants. If the Issuer has not secured Financing by the 180th day following the date of the Purchase Right Agreement, the Issuer will obtain the right to purchase a final 1,450,000 Warrants, at an aggregate purchase price of $49,754.89. The purchase price for each purchase of Warrants by the Issuer shall be paid by a reduction in that amount of the unpaid principal amount due from Lazar LLC to the Issuer pursuant to the Note.

          The Issuer's right to purchase Lazar LLC's warrants as set forth above, shall be applied first to the entire second portion of the Warrant then successively to the entire amounts of the third fourth and fifth portions of the Warrant, as necessary.

          The foregoing description of the Purchase Right Agreement does not purport to be complete and is qualified in its entirety by reference to the Purchase Right Agreement (attached as Exhibit F to this Statement), which is incorporated herein by reference.

Item 7.   Material to be filed as Exhibits.

          The Exhibit Index is incorporated herein by reference.

                                                              Page 7 of 11 Pages
                                   SIGNATURES


          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  February 14, 2001


                                        LAZAR & COMPANY I.G., LLC

                                        By: LAZAR & COMPANY I.G., INC.
                                            Managing Partner

                                        By: /s/ Shlomo Lazar
                                            -----------------------------------
                                            Name:  Shlomo Lazar
                                            Title: Chief Executive Officer

                                                              Page 8 of 11 Pages

                                                      ANNEX A

                                 Members and Officers of Lazar & Company I.G., LLC

Name/Title/Citizenship                       Principal Occupation                      Business Address
----------------------                       --------------------                      ----------------

Lazar & Company I.G., Inc., Managing         Investment consulting                     505 Park Avenue, 2nd Floor
Member                                                                                 New York, NY
(Delaware)                                                                             10022

Rosalind Davidowitz                          Passive investor                          505 Park Avenue, 2nd Floor,
Member                                                                                 New York, NY
(United States)                                                                        10022

Shlomo Lazar,                                Chief Executive Officer of Lazar &        505 Park Avenue, 2nd Floor,
Chief Executive Officer                      Company I.G., Inc.                        New York, NY
(Canada)                                                                               10022

Mark Schwartz,                               President of Lazar & Company I.G., LLC    505 Park Avenue, 2nd Floor,
President, Secretary                                                                   New York, NY
(United States)                                                                        10022

                                         Directors and Officers of Lazar & Company I.G., Inc.

Name/Title/Citizenship                       Principal Occupation                      Business Address
----------------------                       --------------------                      ----------------

Shlomo Lazar,                                Chief Executive Officer of Lazar &        505 Park Avenue, 2nd Floor,
Director, President, Chief Executive         Company I.G., Inc.                        New York, NY
Officer                                                                                10022
(Canada)

Zehavit Lazar                                Certified Public Accountant               505 Park Avenue, 2nd Floor,
Secretary                                                                              New York, NY
(United States)                                                                        10022

                                                              Page 9 of 11 Pages
                                  EXHIBIT INDEX

                                                                        Page No.
                                                                         -------


F.        Company's Rights to Purchase  Warrant,  dated as of December
          5, 2000,  by and between  TechSys,  Inc. and Lazar & Company
          I.G., LLC...................................................    10